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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                --------------
                                SCHEDULE 14D-9
                              (Amendment No. 60)
                                (RULE 14d-101)

                  SOLICITATION/RECOMMENDATION STATEMENT UNDER
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                                --------------
                          WILLAMETTE INDUSTRIES, INC.
                           (Name of Subject Company)

                          WILLAMETTE INDUSTRIES, INC.
                     (Name of Person(s) Filing Statement)
                                --------------
                    Common Stock, Par Value $0.50 Per Share
                        (Title of Class of Securities)
                                --------------
                                   969133107
                     (CUSIP Number of Class of Securities)
                                --------------
                              DUANE C. MCDOUGALL
                     President and Chief Executive Officer
                          Willamette Industries, Inc.
                      1300 S.W. Fifth Avenue, Suite 3800
                              Portland, OR 97201
                                (503) 227-5581
(Name, Address and Telephone Number of Person authorized to Receive Notice and
          Communication on behalf of the Person(s) Filing Statement)
                                --------------
                                With a copy to:

                             GARY L. SELLERS, ESQ.
                             MARIO A. PONCE, ESQ.
                          Simpson Thacher & Bartlett
                             425 Lexington Avenue
                              New York, NY 10017
                                (212) 455-2000
                                --------------
 [__] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.



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     This Amendment No. 60 amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on December 5, 2000 (as amended, the "Schedule 14D-9") by Willamette Industries, Inc., an Oregon corporation ("Willamette" or the "Company"), relating to the offer by Company Holdings, Inc., a Washington corporation (the "Purchaser") and a wholly owned subsidiary of Weyerhaeuser Company, a Washington corporation ("Weyerhaeuser"), to purchase all of the outstanding common stock, par value $0.50 per share, (including the associated rights to purchase shares of Series B Junior Participating Preferred Stock) of the Company. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

ITEM  4. THE SOLICITATION OR RECOMMENDATION.

     Item 4(a) is hereby amended by adding the following at the end thereof:

     At a meeting held on June 7, 2001, Willamette's Board of Directors unanimously reaffirmed its conclusion that the Revised Offer is inadequate, does not reflect the value or prospects of the Company, and is not in the best interests of the Company, its shareholders and other constituencies. Accordingly, the Board continues to unanimously recommend that all holders of Willamette Common Stock reject the Revised Offer, not tender their shares to the Purchaser, and withdraw any shares that they may have previously tendered.

ITEM 8.  ADDITIONAL INFORMATION.

     Item 8(g) is hereby amended by adding the following at the end thereof:

     On June 7, 2001, Benjamin R. Whitely resigned as a Class A director of the Company. Pursuant to the Company's bylaws, Mr. Whitley, who turns 72 on July 13, 2001, would have been required to resign from the Board no later than the date of the next quarterly meeting of directors following the date he attained the age of 72. In light of the foregoing, Willamette's Board of Directors has approved an amendment to the Company's bylaws to provide that the number of directors of the Company shall be reduced from ten to nine. A copy of the bylaws of the Company as amended through June 7, 2001 is filed as Exhibit (a)(5)(xxi) hereto.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit    (a)(2)(lxvi)  Form of Press Release issued by Willamette on June 7,
                         2001.

Exhibit    (a)(5)(xxi)   Bylaws of the Company as amended through June 7, 2001.

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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 7, 2001           WILLAMETTE INDUSTRIES, INC.

                              By:  /s/ DUANE C. MCDOUGALL
                                   ----------------------
                              Name:  Duane C. McDougall
                              Title: President and Chief Executive Officer















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                                 EXHIBIT INDEX

Exhibit
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(a)(2)(lxvi)        Form of Press Release issued by Willamette on June 7, 2001.

(a)(5)(xxi)         Bylaws of the Company as amended through June 7, 2001.